UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
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SEC FILE NUMBER 000-51190

CUSIP NUMBER 90419Q108

(Check one):	☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2019

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: ______________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Umatrin Holding Limited
Full Name of Registrant

N/A
Former Name if Applicable

315 Madison Ave 3rd Floor PMB #3050
Address of Principal Executive Office (Street and Number)

New York City, NY 10017
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

UMATRIN HOLDING LIMITED (the “Registrant”) was unable, without unreasonable effort or expense, to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2019 (the “Annual Report”) within the prescribed time because of delays in completing the preparation of its financial statements and its management discussion and analysis. The original filing date applicable to smaller reporting companies was March 30, 2020. On March 30, 2020, due to the impact of the COVID-19, the Registrant filed a current report on Form 8-K to extend the filing date to no later than May 14, 2020, pursuant to the order promulgated by the Securities and Exchange Commission on March 4, 2020 in Release No. 34-88318 relating to the Securities Exchange Act of 1934, as amended as modified on March 25, 2020 in Release No. 34-88465. However, due to further delay experienced by the Registrant in completing its financial statements and other disclosures in the Annual Report, the Registrant is still in the process of compiling required information to complete the Annual Report and its independent registered public accounting firm requires additional time to complete its review of the financial statements for the fiscal year ended December 31, 2019 to be incorporated in the Annual Report. The Registrant is continuing to work diligently and expects to file the Annual Report by no later than May 29, 2020.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Dato’ Sri Warren Eu Hin Chai	866	874-4888
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☒ No    ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No   ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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UMATRIN HOLDING LIMITED

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 14, 2020	By:	/s/ Dato’ Sri Warren Eu Hin Chai
	Name:	Dato’ Sri Warren Eu Hin Chai
	Title:	President, Chief Executive Officer and Chief Financial Officer
(Principal Executive Officer, and Principal Accounting and Financial Officer)

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